SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Cheniere Energy Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

16411Q101

(CUSIP Number)

John G. Finley The Blackstone Group Inc. 345 Park Avenue New York, NY 10154 (212) 583-5000	Marisa Beeney GSO Capital Partners LP 345 Park Avenue New York, NY 10154 (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2020

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16411Q101	13D	Page 2 of 50 Pages

1	Names of Reporting Persons BX Rockies Platform Co LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,250,419
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,250,419
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,419
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 3 of 50 Pages

1	Names of Reporting Persons Blackstone CQP Common Holdco L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,011,447
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,011,447
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,011,447
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 4 of 50 Pages

1	Names of Reporting Persons Blackstone CQP Common Holdco GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,011,447
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,011,447
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,011,447
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 5 of 50 Pages

1	Names of Reporting Persons BX CQP Common Holdco Parent L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,011,447
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,011,447
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,011,447
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 6 of 50 Pages

1	Names of Reporting Persons BX CQP Common Holdco Parent GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,011,447
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,011,447
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,011,447
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 7 of 50 Pages

1	Names of Reporting Persons Blackstone CQP Holdco LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 198,978,886
	8	Shared Voting Power 0
	9	Sole Dispositive Power 198,978,886
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 198,978,886
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.1%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 8 of 50 Pages

1	Names of Reporting Persons Blackstone CQP Holdco II GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 198,978,886
	8	Shared Voting Power 0
	9	Sole Dispositive Power 198,978,886
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 198,978,886
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 9 of 50 Pages

1	Names of Reporting Persons Blackstone CQP FinanceCo LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 198,978,886
	8	Shared Voting Power 0
	9	Sole Dispositive Power 198,978,886
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 198,978,886
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.1%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 10 of 50 Pages

1	Names of Reporting Persons Blackstone CQP Holdco GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 198,978,886
	8	Shared Voting Power 0
	9	Sole Dispositive Power 198,978,886
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 198,978,886
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 11 of 50 Pages

1	Names of Reporting Persons BX CQP Target Holdco L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 203,240,752
	8	Shared Voting Power 0
	9	Sole Dispositive Power 203,240,752
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,240,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 12 of 50 Pages

1	Names of Reporting Persons BX CQP SuperHoldCo Holdings Manager L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 203,240,752
	8	Shared Voting Power 0
	9	Sole Dispositive Power 203,240,752
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,240,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 13 of 50 Pages

1	Names of Reporting Persons BX CQP Common Holdco Holdings Manager L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 203,240,752
	8	Shared Voting Power 0
	9	Sole Dispositive Power 203,240,752
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,240,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 14 of 50 Pages

1	Names of Reporting Persons BX Rockies Platform Co Holdings Manager L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 203,240,752
	8	Shared Voting Power 0
	9	Sole Dispositive Power 203,240,752
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,240,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 15 of 50 Pages

1	Names of Reporting Persons Blackstone Energy Management Associates L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 203,240,752
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 203,240,752

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,240,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 16 of 50 Pages

1	Names of Reporting Persons Blackstone Management Associates VI L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 203,240,752
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 203,240,752

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,240,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 17 of 50 Pages

1	Names of Reporting Persons Blackstone EMA L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 203,240,752
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 203,240,752

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,240,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 18 of 50 Pages

1	Names of Reporting Persons BMA VI L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 203,240,752
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 203,240,752

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,240,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 19 of 50 Pages

1	Names of Reporting Persons Blackstone Holdings III L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 203,240,752
	8	Shared Voting Power 0
	9	Sole Dispositive Power 203,240,752
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,240,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.0%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 20 of 50 Pages

1	Names of Reporting Persons Blackstone Holdings III GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 203,240,752
	8	Shared Voting Power 0
	9	Sole Dispositive Power 203,240,752
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,240,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.0%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 21 of 50 Pages

1	Names of Reporting Persons Blackstone Holdings III GP Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 203,240,752
	8	Shared Voting Power 0
	9	Sole Dispositive Power 203,240,752
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,240,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 22 of 50 Pages

1	Names of Reporting Persons GSO Credit Alpha Fund AIV-2 LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 462,922
	8	Shared Voting Power 0
	9	Sole Dispositive Power 462,922
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 462,922
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 23 of 50 Pages

1	Names of Reporting Persons GSO Credit-A Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 953,855
	8	Shared Voting Power 0
	9	Sole Dispositive Power 953,855
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 953,855
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 24 of 50 Pages

1	Names of Reporting Persons GSO Palmetto Opportunistic Investment Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 953,855
	8	Shared Voting Power 0
	9	Sole Dispositive Power 953,855
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 953,855
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 25 of 50 Pages

1	Names of Reporting Persons GSO Palmetto Opportunistic Associates LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 953,855
	8	Shared Voting Power 0
	9	Sole Dispositive Power 953,855
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 953,855
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 26 of 50 Pages

1	Names of Reporting Persons GSO Credit-A Associates LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 953,855
	8	Shared Voting Power 0
	9	Sole Dispositive Power 953,855
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 953,855
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 27 of 50 Pages

1	Names of Reporting Persons GSO Credit Alpha Associates LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 462,922
	8	Shared Voting Power 0
	9	Sole Dispositive Power 462,922
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 462,922
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 28 of 50 Pages

1	Names of Reporting Persons GSO Holdings I L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,370,632
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,370,632
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,370,632
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 29 of 50 Pages

1	Names of Reporting Persons Blackstone Holdings II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,370,632
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,370,632
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,370,632
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.5%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 30 of 50 Pages

1	Names of Reporting Persons Blackstone Holdings I/II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,652,395
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,652,395
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,652,395
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 31 of 50 Pages

1	Names of Reporting Persons The Blackstone Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 205,893,147
	8	Shared Voting Power 0
	9	Sole Dispositive Power 205,893,147
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 205,893,147
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.5%
14	Type of Reporting Person CO

CUSIP No. 16411Q101	13D	Page 32 of 50 Pages

1	Names of Reporting Persons Blackstone Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 205,893,147
	8	Shared Voting Power 0
	9	Sole Dispositive Power 205,893,147
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 205,893,147
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 33 of 50 Pages

1	Names of Reporting Persons Stephen A. Schwarzman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 205,893,147
	8	Shared Voting Power 0
	9	Sole Dispositive Power 205,893,147
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 205,893,147
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.5%
14	Type of Reporting Person IN

CUSIP No. 16411Q101	13D	Page 34 of 50 Pages

1	Names of Reporting Persons Bennett J. Goodman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 16411Q101	13D	Page 35 of 50 Pages

1	Names of Reporting Persons J. Albert Smith III
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 16411Q101	13D	Page 36 of 50 Pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on October 13, 2015 (as amended to date, the “Schedule 13D”), relating to the common units representing limited partner interests (the “Common Units”) of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

This Amendment reflects, among other things, the conversion of The Blackstone Group L.P., a Delaware limited partnership, into a Delaware corporation named The Blackstone Group Inc., and the conversion of Blackstone Holdings I/II GP Inc., a Delaware corporation, into a Delaware limited liability company named Blackstone Holdings I/II GP L.L.C., each of which became effective on July 1, 2019.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)

BX Rockies Platform Co LLC, which is a Delaware limited liability company (“BX Rockies”); Blackstone CQP Common Holdco L.P., which is a Delaware limited partnership (“Blackstone Common Holdco”); and Blackstone CQP Holdco LP, which is a Delaware limited partnership (“Blackstone Holdco” and, collectively, the “Blackstone Funds”);

(ii)

Blackstone CQP Common Holdco GP LLC, which is a Delaware limited liability company; BX CQP Common Holdco Parent L.P., which is a Delaware limited partnership; BX CQP Common Holdco Parent GP LLC, which is a Delaware limited liability company; Blackstone CQP Holdco II GP LLC, which is a Delaware limited liability company; Blackstone CQP FinanceCo LP, which is a Delaware limited partnership; Blackstone CQP Holdco GP LLC, which is a Delaware limited liability company; BX CQP Target Holdco L.L.C., which is a Delaware limited liability company; BX CQP SuperHoldCo Holdings Manager L.L.C., which is a Delaware limited liability company; BX CQP Common Holdco Holdings Manager L.L.C., which is a Delaware limited liability company; BX Rockies Platform Co Holdings Manager L.L.C., which is a Delaware limited liability company; Blackstone Energy Management Associates L.L.C., which is a Delaware limited liability company; Blackstone EMA L.L.C., which is a Delaware limited liability company; Blackstone Management Associates VI L.L.C., which is a Delaware limited liability company; BMA VI L.L.C., which is a Delaware limited liability company; Blackstone Holdings III L.P., which is a limited partnership formed in Quebec, Canada; Blackstone Holdings III GP L.P., which is a Delaware limited partnership; Blackstone Holdings III GP Management L.L.C., which is a Delaware limited liability company (collectively, with the Blackstone Funds, the “Blackstone Entities”);

CUSIP No. 16411Q101	13D	Page 37 of 50 Pages

(iii)

GSO Credit-A Partners LP, which is a Delaware limited partnership; GSO Palmetto Opportunistic Investment Partners LP, which is a Delaware limited partnership; and GSO Credit Alpha Fund AIV-2 LP, which is a Delaware limited partnership (collectively, the “GSO Funds”);

(iv)

Blackstone Holdings II L.P., which is a Delaware limited partnership, and Blackstone Holdings I/II GP L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Holdings Entities”);

(v)

GSO Credit-A Associates LLC, which is a Delaware limited liability company; GSO Palmetto Opportunistic Associates LLC, which is a Delaware limited liability company; GSO Credit Alpha Associates LLC, which is a Delaware limited liability company; and GSO Holdings I L.L.C., which is a Delaware limited liability company (collectively, with the GSO Funds and the Blackstone Holdings Entities, the “GSO Entities”);

(vi)	The Blackstone Group Inc., which is a Delaware corporation, and Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Topco Entities”);

(vii)	Stephen A. Schwarzman, who is a United States citizen; and

(viii)	Bennett J. Goodman and J. Albert Smith III, each of whom is a United States citizen (collectively, the “GSO Executives”).

The principal business address of each of the Blackstone Entities, the Blackstone Holdings Entities, the Blackstone Topco Entities and Mr. Schwarzman is c/o The Blackstone Group Inc., 345 Park Avenue, New York, NY 10154. The principal business address of each of the GSO Entities, other than the Blackstone Holdings Entities, and the GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of The Blackstone Group Inc. is set forth on Schedule I attached hereto.

The principal business of the Blackstone Funds is investing in securities of the Issuer. The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of each of the GSO Entities, other than the GSO Funds, the Blackstone Entities, other than the Blackstone Funds, and the Blackstone Topco Entities is directing the operations of, and serving as the respective general partner, managing member (or similar position) and/or equity holder of, certain GSO or Blackstone affiliated entity or entities, as applicable.

The principal occupation of Mr. Schwarzman is serving as an executive of the Blackstone Topco Entities.

CUSIP No. 16411Q101	13D	Page 38 of 50 Pages

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 22, 2020, BX CQP SuperHoldCo Holdings Manager L.L.C., BX CQP Common Holdco Holdings Manager L.L.C. and BX Rockies Platform Co Holdings Manager L.L.C. agreed to sell all of the limited liability company interests in BX CQP Target Holdco L.L.C., which in turn owns all of the equity interests in each of BX CQP SuperHoldCo Parent L.P., BX CQP Common Holdco Parent L.P. and BX Rockies Platform Co LLC (each of which directly or indirectly beneficially owns Common Units of the Issuer as described in Item 5 of this Schedule 13D), to an entity jointly owned by BIP Aggregator Q L.P., a Delaware limited partnership, BIP Aggregator II L.P., a Delaware limited partnership (together with BIP Aggregator Q L.P., “Blackstone Infrastructure Partners”) and BIF IV Cypress Aggregator (Delaware) LLC, a Delaware limited liability company (“Brookfield Infrastructure”), (the “Transaction”). Following the closing of the Transaction, Blackstone Infrastructure Partners and Brookfield Infrastructure are expected to indirectly own 50.01% and 49.99% of the equity interests in BX CQP Target Holdco L.L.C., respectively. No Common Units are being transferred pursuant to the Transaction.

Following the closing of the Transaction, by virtue of Blackstone Infrastructure Partners’ and Brookfield Infrastructure’s respective governance rights over BX CQP Target Holdco L.L.C., following the closing of the Transaction, Blackstone Infrastructure Partners and Brookfield Infrastructure may be deemed to share beneficial ownership of all of the Common Units that are now beneficially owned by BX CQP Target Holdco L.L.C. In the event that Blackstone Infrastructure Partners is unable to consummate the Transaction, Brookfield Infrastructure will have the option to acquire the remaining 50.01% interest in BX CQP Target Holdco L.L.C. from the current owners of BX CQP Target Holdco L.L.C., subject to certain conditions. Similarly, in the event that Brookfield Infrastructure is unable to consummate the Transaction, Blackstone Infrastructure Partners will have the option to acquire the remaining 49.99% interest in BX CQP Target Holdco L.L.C. from the current owners of BX CQP Target Holdco L.L.C., subject to certain conditions. Each of Blackstone Infrastructure Partners and Brookfield Infrastructure will also have certain other governance rights, including the exercise of director nomination rights held by Blackstone Holdco with respect to the board of the general partner of the Issuer and of Cheniere Energy, Inc. The Transaction is expected to close by the end of the third quarter of 2020, subject to certain regulatory and other approvals. However, there can be no assurance that the Transaction closing will actually occur, or occur by any particular date or on the currently anticipated terms.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 16411Q101	13D	Page 39 of 50 Pages

(a)-(b)

Calculations of the percentage of Common Units beneficially owned are based on a total of 484,016,623 Common Units outstanding as of August 17, 2020 following the conversion of the subordinated units held by Cheniere Energy, Inc., as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2020 and otherwise based upon the information with respect to outstanding Common Units as of July 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on August 6, 2020.

The aggregate number and percentage of Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

BX Rockies is the record holder of 2,250,419 Common Units. Blackstone Common Holdco is the record holder of 2,011,447 Common Units. Blackstone Holdco is the record holder of 198,978,886 Common Units. GSO Credit-A Partners LP is the record owner of 953,855 Common Units. GSO Palmetto Opportunistic Investment Partners LP is the record holder of 953,855 Common Units. GSO Credit Alpha Fund AIV-2 LP is the record holder of 462,922 Common Units. Harvest Fund Advisors LLC, an indirect subsidiary of The Blackstone Group Inc. (“HFA”), is the beneficial owner of 281,763 Common Units, which Common Units are held by funds and accounts managed by HFA in the ordinary course of its business.

Blackstone CQP Common Holdco GP LLC is the general partner of Blackstone Common Holdco. BX CQP Common Holdco Parent L.P. is the sole member of Blackstone CQP Common Holdco GP LLC. BX CQP Common Holdco Parent GP LLC is the general partner of BX CQP Common Holdco Parent L.P.

Blackstone CQP Holdco II GP LLC is the general partner of Blackstone Holdco. Blackstone CQP FinanceCo LP is the sole member of Blackstone CQP Holdco II GP LLC. Blackstone CQP Holdco GP LLC is the general partner of Blackstone CQP FinanceCo LP.

BX CQP Target Holdco L.L.C. is the sole member of each of BX Rockies, BX CQP Common Holdco Parent GP LLC and Blackstone CQP Holdco GP LLC. Each of BX Rockies Platform Co Holdings Manager L.L.C., BX CQP Common Holdco Holdings Manager L.L.C. and BX SuperHoldCo Holdings Manager L.L.C. are the members of BX CQP Target Holdco L.L.C. Blackstone Energy Management Associates L.L.C. and Blackstone Management Associates VI L.L.C. are the managing members of each of BX Rockies Platform Co Holdings Manager L.L.C., BX CQP Common Holdco Holdings Manager L.L.C. and BX SuperHoldCo Holdings Manager L.L.C.

Blackstone EMA L.L.C. is the sole member of Blackstone Energy Management Associates L.L.C. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. Blackstone Holdings III L.P. is the managing member of both BMA VI L.L.C. and

CUSIP No. 16411Q101	13D	Page 40 of 50 Pages

Blackstone EMA L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

GSO Credit-A Associates LLC is the general partner of GSO Credit-A Partners LP. GSO Palmetto Opportunistic Associates LLC is the general partner of GSO Palmetto Opportunistic Investment Partners LP. GSO Credit Alpha Associates LLC is the general partner of GSO Credit Alpha Fund AIV-2 LP. GSO Holdings I L.L.C. is the managing member of each of GSO Credit-A Associates LLC, GSO Palmetto Opportunistic Associates LLC and GSO Credit Alpha Associates LLC.

Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by the GSO Funds. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. and indirectly controls HFA through one or more subsidiaries.

The Blackstone Group Inc. is the sole member of each of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of The Blackstone Group Inc. Stephen A. Schwarzman is the founding member of Blackstone Group Management L.L.C.

Each of the Blackstone Entities, other than Blackstone Common Holdco, Blackstone CQP Common Holdco GP LLC, BX CQP Common Holdco Parent L.P., BX CQP Common Holdco Parent GP LLC, Blackstone Holdco, Blackstone CQP Holdco II GP LLC, Blackstone CQP FinanceCo LP and Blackstone CQP Holdco GP LLC, may be deemed to beneficially own the Common Units held of record by BX Rockies.

Each of the Blackstone Entities, other than BX Rockies, Blackstone Holdco, Blackstone CQP Holdco II GP LLC, Blackstone CQP FinanceCo LP and Blackstone CQP Holdco GP LLC, may be deemed to beneficially own the Common Units held of record by Blackstone Common Holdco.

Each of the Blackstone Entities, other than BX Rockies, Blackstone Common Holdco, Blackstone CQP Common Holdco GP LLC, BX CQP Common Holdco Parent L.P. and BX CQP Common Holdco Parent GP LLC may be deemed to beneficially own the Common Units held of record by Blackstone Holdco.

GSO Credit-A Associates LLC, GSO Palmetto Opportunistic Associates LLC and GSO Credit Alpha Associates LLC may be deemed to beneficially own the Common Units held of record by GSO Credit-A Partners LP, GSO Palmetto Opportunistic Investment Partners LP and GSO Credit Alpha Fund AIV-2 LP, respectively.

Each of GSO Holdings I L.L.C. and the Blackstone Holdings Entities may be deemed to beneficially own the Common Units held of record by the GSO Funds. Each of the Blackstone Topco Entities and Mr. Schwarzman may be deemed to beneficially own the Common Units held of record by each of the Blackstone Funds and the GSO Funds.

CUSIP No. 16411Q101	13D	Page 41 of 50 Pages

Each of Blackstone Holdings I/II GP L.L.C., the Blackstone Topco Entities and Mr. Schwarzman may be deemed to beneficially own the Common Units beneficially owned by HFA.

However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the entities identified as directly holding the securities reported herein) is the beneficial owner of Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Units and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

Any beneficial ownership of Common Units by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as described herein, including the transactions listed on Annex A attached hereto, none of the Reporting Persons has effected any transactions in the Common Units of the Issuer in the past 60 days.

(d) None.

(e) Effective as of June 30, 2018 and January 1, 2020, J. Albert Smith III and Bennett J. Goodman, respectively, stepped down as executives of GSO Holdings I L.L.C. and therefore are no longer deemed to be beneficial owners of the securities held by the GSO Funds.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The disclosure in Item 4 of this Amendment No. 4 is incorporated herein by reference.

Pursuant to that Credit Agreement, dated as of June 20, 2019, among Blackstone Holdco, Morgan Stanley Senior Funding, Inc., as administrative agent thereunder and collateral agent thereunder (in such capacity “Credit Agreement Collateral Agent”), and each lender party thereto from time to time (the “Lenders”), the Lenders extended loans (the “Loans”) to Blackstone Holdco. As security for the repayment in full of the Loans, Blackstone Holdco pledged its interest in the Common Units it directly holds to the Credit Agreement Collateral Agent.

CUSIP No. 16411Q101	13D	Page 42 of 50 Pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

1	Joint Filing Agreement.

2	Power of Attorney – Bennett J. Goodman (incorporated by reference to Exhibit 2 of the Schedule 13D filed by the Reporting Persons with the SEC on October 13, 2015).

3	Power of Attorney – J. Albert Smith III (incorporated by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons with the SEC on October 13, 2015).

4	Unit Purchase Agreement, dated May 14, 2012, by and among Cheniere Energy Partners, L.P., Cheniere Energy, Inc. and Blackstone CQP Holdco LP (Incorporated by reference to Exhibit 10.1 to Cheniere Energy Partners, L.P.’s Current Report on Form 8-K (SEC File No. 001-33366), filed on May 15, 2012).

5	Investors’ and Registration Rights Agreement, dated as of July 31, 2012, by and among Cheniere Energy, Inc., Cheniere Energy Partners, L.P., Cheniere Energy Partners GP, LLC, Blackstone CQP Holdco LP and the other investors party thereto from time to time (Incorporated by reference to Exhibit 10.1 to Cheniere Energy Partners, L.P.’s Current Report on 8-K (SEC File No. 001-33366), filed on August 6, 2012).

6	Letter Agreement, dated as of August 9, 2012, among Cheniere Energy, Inc., Cheniere Energy Partners, L.P. and Blackstone CQP Holdco LP (Incorporated by reference to Exhibit 10.1 to Cheniere Energy Partners, L.P.’s Current Report on Form 8-K (SEC File No. 001-33366), filed on August 9, 2012).

7	Third Amended and Restated Limited Liability Company Agreement of Cheniere Energy Partners GP, LLC, dated as of August 9, 2012 (Incorporated by reference to Exhibit 3.2 to Cheniere Energy Partners, L.P.’s Current Report on Form 8-K (SEC File No. 001-33366), filed on August 9, 2012).

CUSIP No. 16411Q101	13D	Page 43 of 50 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2020

BX Rockies Platform Co LLC
By:	BX CQP Target Holdco L.L.C., its sole member
By:	BX Rockies Platform Co Holdings Manager L.L.C., its member
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone CQP Common Holdco L.P.
By:	Blackstone CQP Common Holdco GP LLC, its general partner
By:	BX CQP Common Holdco Parent L.P., its sole member
By:	BX CQP Common Holdco Parent GP L.L.C., its general partner
By:	BX CQP Target Holdco L.L.C., its sole member
By:	BX CQP Common Holdco Holdings Manager L.L.C., its member
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone CQP Common Holdco GP LLC
By:	BX CQP Common Holdco Parent L.P., its sole member
By:	BX CQP Common Holdco Parent GP L.L.C., its general partner
By:	BX CQP Target Holdco L.L.C., its sole member

CUSIP No. 16411Q101	13D	Page 44 of 50 Pages

By:	BX CQP Common Holdco Holdings Manager L.L.C., its member
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BX CQP Common Holdco Parent L.P.
By:	BX CQP Common Holdco GP LLC, its general partner
By:	BX CQP Target Holdco L.L.C., its sole member
By:	BX CQP Common Holdco Holdings Manager L.L.C., its member
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BX CQP Common Holdco Parent GP LLC
By:	BX CQP Target Holdco L.L.C., its sole member
By:	BX CQP Common Holdco Holdings Manager L.L.C., its member
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone CQP Holdco LP
By:	Blackstone CQP Holdco II GP LLC, its general partner
By:	Blackstone CQP FinanceCo LP, its sole member
By:	Blackstone CQP Holdco GP LLC, its general partner

CUSIP No. 16411Q101	13D	Page 45 of 50 Pages

By:	BX CQP Target Holdco L.L.C., its sole member
By:	BX CQP SuperHoldCo Holdings Manager L.L.C., its member
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone CQP Holdco II GP LLC
By:	Blackstone CQP FinanceCo LP, its sole member
By:	Blackstone CQP Holdco GP LLC, its general partner
By:	BX CQP Target Holdco L.L.C., its sole member
By:	BX CQP SuperHoldCo Holdings Manager L.L.C., its member
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone CQP FinanceCo LP
By By:	Blackstone CQP Holdco GP LLC, its general partner
By:	BX CQP Target Holdco L.L.C., its sole member
By:	BX CQP SuperHoldCo Holdings Manager L.L.C., its member
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CUSIP No. 16411Q101	13D	Page 46 of 50 Pages

Blackstone CQP Holdco GP LLC
By:	BX CQP Target Holdco L.L.C., its sole member
By:	BX CQP SuperHoldCo Holdings Manager L.L.C., its member
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BX CQP Target Holdco L.L.C.
By:	BX CQP SuperHoldCo Holdings Manager L.L.C., its member
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BX Rockies Platform Co Holdings Manager L.L.C.
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BX CQP Common Holdco Holdings Manager L.L.C.
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CUSIP No. 16411Q101	13D	Page 47 of 50 Pages

BX CQP SuperHoldCo Holdings Manager L.L.C.
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Management Associates VI L.L.C.
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Energy Management Associates L.L.C.
By:	Blackstone EMA L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BMA VI L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone EMA L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings III L.P.
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CUSIP No. 16411Q101	13D	Page 48 of 50 Pages

Blackstone Holdings III GP L.P.
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings III GP Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Credit-A Partners LP
By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Investment Partners LP
By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

CUSIP No. 16411Q101	13D	Page 49 of 50 Pages

GSO Credit Alpha Fund AIV-2 LP
By:	GSO Credit Alpha Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit Alpha Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings II L.P.
By:	Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CUSIP No. 16411Q101	13D	Page 50 of 50 Pages

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

SCHEDULE I

Executive Officers and Directors of The Blackstone Group Inc.

The name and principal occupation of each director and executive officer of The Blackstone Group Inc. are set forth below. The address for each person listed below is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honorable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Michael S. Chae	Chief Financial Officer of The Blackstone Group Inc.

John G. Finley	Chief Legal Officer of The Blackstone Group Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at The Blackstone Group Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Sir John Antony Hood	President and Chief Executive Officer of the Robertson Foundation and Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honorable Brian Mulroney	Senior Partner and International Business Consultant for the Montreal law firm, Norton Rose Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)
Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Units.

Annex A

The below reflects transactions in Common Units effected during the past 60 days by Harvest Fund Advisors LLC. All transactions occurred in the open market.

Date	Common Units Purchased	Weighted Average Trading Price per Common Unit	Purchaser
June 30, 2020	11,487	$35.119	Harvest Fund Advisors LLC	*

*

Reflects transactions in the Common Units effected by Harvest Fund Advisors LLC (“HFA”) on behalf of the funds and accounts it manages in the ordinary course of its business. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), HFA and the other Reporting Persons each disclaims beneficial ownership of all securities reported as beneficially owned by HFA in this Schedule 13D. None of the Reporting Persons has any pecuniary interest in the securities reported as beneficially owned by HFA in this Schedule 13D, as such term is used for purposes of Section 16 of the Exchange Act.